M A N H A T T A N   M I N E R A L S   C O R P .

MANAGEMENT DISCUSSION AND ANALYSIS

I N T R O D U C T I O N

This discussion and analysis should be read in conjunction with the consolidated financial statements. The Company's reporting currency is the United States dollar. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless otherwise stated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information contained in this discussion and analysis, the following disclosures are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

SUMMARY OF FINANCIAL RESULTS

Manhattan recorded a loss in 2002 before results from discontinued operations, of $1,387,000 ($0.03 per share) compared to a loss of $2,559,000 ($0.06 per share) in 2001 and a loss of $1,435,000 ($0.04 per share) in 2000. The loss including results from discontinued operations for 2002 was $1,387,000 ($0.03 per share), $2,559,000 ($0.06 per share) in 2001, and $4,730,000 ($0.13 per share) in 2000.

Manhattan adopted a plan to dispose of its Mexican operations in 2000 that included the sale of all its Mexican subsidiaries, and reported this business segment as discontinued operations. The sale of the Mexican subsidiaries was completed on March 12, 2001.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles as described in note 3 to the consolidated financial statements. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and revenues and expenses for the periods reported. Actual results may differ from those estimates.

In addition, exploration and development properties are recorded at cost, which includes acquisition, exploration and development costs, financing charges, interest, and attributed direct general and administrative support costs. Properties determined to be impaired, sold, abandoned or assessed not to contain economic reserves, are written down. Carrying values do not necessarily reflect present or future values. The recoverability of those carrying values is dependent upon the Company obtaining financing for exploration and development, establishing mineral reserves, and implementing profitable operations.

The application of accounting principles generally accepted in the United States does not have a significant impact on the results of operations and financial position except as described in note 13 to the consolidated financial statements.

RESULTS OF OPERATIONS

Expenses and Other Income

Expenses net of other income and expenses for 2002 were $1,387,000, compared to $2,559,000 for 2001, and $1,435,000 in 2000. The decrease in costs for 2002 over 2001 was due primarily to the accrual of head office severance costs of $773,000 and the write down of the Tambogrande Project of $371,000 in 2001 and to a lesser extent the effects of the 2002 insurance claim recovery, and foreign exchange gains. In 2002 Manhattan settled its insurance claim and recovered $48,000 more in insurance proceeds than was previously anticipated. The write down of the Tambogrande Project of $371,000 in 2001 was based on preliminary settlement figures provided by the insurance adjusters and reflects the difference between the estimated damage to the Tambogrande site and the corresponding estimated insurance proceeds receivable. The increase in 2001 costs over 2000 was due primarily to the accrual and payment of head office severance costs of $773,000, the write down of the Tambogrande Project of $371,000 and to a lesser extent, lower interest income, partially offset by lower foreign exchange losses in 2001.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, the Company had a negative working capital position of $1,035,000 (2001: a positive position of $1,569,000), including cash and cash equivalents of $71,000 (2001: $2,079,000). On May 16, 2003, the Company closed a private placement financing with net proceeds of $2,896,000. The Company believes that it has sufficient capital to maintain its operations and meet its business objectives in 2003.

Operating Cash Flow

In 2002 Manhattan used $803,000 ($0.02 per common share) in operations compared to $1,358,000 ($0.03 per common share) used in operations during 2001 and $3,154,000 ($0.09 per common share) used in 2000. The negative cash flow for 2002 and 2001 primarily reflects head office administration costs, including severance costs, while for 2000 the negative cash flows primarily reflect the holding costs associated with the Moris Mine while it was being held on a care and maintenance basis.

Financing Activities

On May 16, 2003, the Company issued 6,130,814 units, each unit composed of one Common Share and one-half of one Common Share purchase warrant for net proceeds of $2,896,000. In connection with the financing, the Company paid a commission of cash in the amount of 7% of the gross proceeds of the financing and 401,464 broker warrants, each broker warrant entitling the holder to purchase one Common Share at a price of C$0.70 per share. Proceeds from this financing will be used to fund ongoing work on the Tambogrande Project, drilling of exploration targets and for working capital purposes.

In October 2002, the Company issued 2,364 units, each unit comprising one C$1,000 principal convertible promissory note and 1,960 share purchase warrants, for total gross proceeds of $1,504,000 (C$2,364,000). The convertible notes have been split between their debt and equity components, and in addition, a portion of the proceeds from the units has been allocated to the fair value of the share purchase warrants granted. Funds were utilized to advance the Environmental Impact Assessment (EIA), the Feasibility study and for general administrative purposes.

In August 2002, 2,922,500 previously issued common share purchase warrants were re-priced from C$1.25 to C$0.67 per warrant if exercised on or before September 18, 2002 and from C$1.50 to C$1.00 per warrant if exercised after September 18, 2002 and before September 18, 2003. Subsequently, an aggregate of 780,900 common share purchase warrants were exercised at a price of C$0.67 for 780,900 common shares and gross proceeds of $334,000. In May 2002, 30,000 employee stock options were exercised for proceeds of $16,000.

In 2001, gross proceeds of $ 3,355,000 (C$5,260,500) were received from the Special Warrant financing of 5,845,000 warrants at a price of C$0.90 per warrant, which received regulatory qualification on January 11, 2002. Proceeds from this financing were used for the EIA, Feasibility Study, community and public relations and general administrative purposes.

In 2000 the Company closed a special warrant private placement of 4,704,917 special warrants at a price of C$3.25 per special warrant for gross proceeds of $10,409,000 (C$15,291,000). The Company paid commissions of 124,089 special warrants at a deemed price of C$3.25 per warrant. Each special warrant was exercisable at no additional cost for one common share. Proceeds from the financing were used primarily to fund exploration, community relations efforts for the Tambogrande Project, and general and administrative costs.

Investing Activities

Investing activities during 2002, 2001 and 2000 centered on the advancement of the Tambogrande Project, with $3,454,000, $4,073,000, and $16,429,000 respectively spent each year in completing the EIA, Feasibility Study, community relations and general administrative activities with the majority of the 2000 expenditures being spent on in-fill and exploration drilling. No in-fill or exploration drilling occurred during 2002 and 2001.

In the first quarter of 2002, the Company successfully negotiated and received the final proceeds of $480,000 from its insurance claim, regarding the damage sustained on the Company's exploration camp and demonstration housing units in Tambogrande in February of 2001. The final settlement net of expenses of $680,000, (installment of $214,000 received in 2001) was $48,000 more than the amount previously anticipated and recorded of $632,000 at December 31, 2001.

D I S C U S S I O N

Manhattan Minerals Corp. is a minerals exploration and development company whose core business activities have historically been the exploration, development, and production of precious and base metals deposits. Towards the end of Mexican gold mining operations the Company embarked on an exploration and land acquisition program in Northern Peru, and has successfully discovered gold and base metals deposits in that region. During 2002 the Company operated exclusively in Peru and Canada, although the Company may acquire assets and operations in other countries in the future. The primary goals of the Company in 2002 were to complete the Environmental Impact Assessment on the TG-1 deposit in the District of Tambogrande, complete the final draft feasibility study on this project, and to re-establish a positive relationship with the community of Tambogrande for the purpose of gaining a social consensus about project development. During 2002 the EIA was completed and delivered to the Government of Peru as partial fulfillment of the requirements of the Company's option agreement with the Government, and the final draft feasibility study was also completed. As a result of the community relations programs undertaken in 2001 and 2002, the Company has been able to demonstrate steadily growing support for the project from the local population, as defined by the petition submitted to the President of Peru in Q1 2003. The Company determines its business goals through an integrated process of discussions between employees, management, the Board of Directors, and shareholders. Very specific goals are determined, and performance is measured against the progress of meeting those specific business goals. In addition, performance is measured against less event driven goals, such as the success at relationship building with social, government, civic and professional organizations. During periods of exploration activity and asset acquisitions, performance is also measured against success in discovery of new ore deposits, and during periods of mine operations, success is measured against operating parameters such as operating costs and operating earnings.

As a non-operating company, the single largest impediment to reaching our business goals is access to finance from the capital markets, and this is influenced by commodity prices, global economic outlook and perceived and actual political risk in those countries in which we operate. It is management's view, based upon the rate of discovery of deposits on our Peruvian land position, and based upon the quality of those deposits and our geological knowledge of that land position, that there are a sufficient number of existing exploration targets such that the Company is able to meet its business goals with our existing land position. Through a combination of in-house operating teams in the areas of geology, mining, finance, and community relations, coupled with outsourcing of work in the areas of mine and environmental engineering, mine construction, social and political engineering, the Company has, and is able to rapidly acquire expertise and resources necessary to meet the objectives of the business. Operating risk associated with extensive use of outside contractors, consultants, and advisors is mitigated through use of well defined work contracts and terms of reference, along with binding confidentiality agreements.

A number of issues exist which can influence the business plan of the Company, but which will not alter the core business activities or goals. The Company may change the orientation of its exploration programs from precious to base metals, or vice versa depending upon it's long term view of commodity prices. The Company may alter short term emphasis in its programs from exploration to development, as specific projects demonstrate economic validity. Risks to the business plan are evaluated on a daily basis via an integrated process of in-house analysis in conjunction with consultants, and where issues are identified, they are brought to the attention of the board of directors, and decisions are made to mitigate those risks by pro-active means. Such mitigation measures generally influence planned operating budgets, without changes to the total planned Company expenditures.

RISKS AND UNCERTAINTIES

The Company is considered a junior exploration company. Its primary focus is the exploration and future development of gold and base metal mineral properties in Peru. The Company intends to bring its properties to production, structure joint ventures with others; option or lease properties to third parties, or sell them outright. The Company's success depends on a number of factors, many of which are beyond its control.

Typical risk factors include metal price fluctuations and operating and environmental hazards encountered in the mining business, competition for properties, dependence on key personnel, potential liabilities in excess of insurance policy limits and coverage, and available funds may also limit opportunities.

Future government, political, legal or regulatory changes could affect any aspect of the Company's business, including, among other things: title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

The Company does not currently have any foreign currency or commercial risk hedges in place. Nor does it maintain political risk insurance. The Company monitors the currencies of Canada, the United States, and Peru, and the political and commercial environments in Peru, and will implement risk hedges when it deems advisable. The Company has a policy of retaining its cash reserves approximately 50% in United States dollar accounts and 50% in Canadian dollar accounts.

There is no assurance at this time that the Company's geologic resources will be economically viable for treatment nor that the Company will have the financial resources available to it to develop the mine. The option agreement entered into between the Company and Centromin Peru (formerly Minero Peru) relating to the Tambogrande Concessions contains certain conditions relating to operating and financial size that have not yet been met by the Company. The pre-qualification conditions which the Company is required to meet prior to December 1, 2003 include the necessity to deliver an Environmental Impact Assessment, a Feasibility study, and a finance plan. In addition, Manhattan must demonstrate that it has a net asset value of $100 million, and a 10,000 ton per day plant. Manhattan does not currently meet either of these last two qualifications. The option agreement also states that should a company who meets these requirements own 25% or more of Manhattan Minerals Corp. or a subsidiary company, then Manhattan shall be deemed to have met the qualifications. In the event Manhattan is not able to meet these qualifications, then the Centromin option would expire un-exercised, and Manhattan would lose all rights to the 10 concessions covered under the terms of this agreement, resulting in an asset write down.

On February 27 and 28, 2001 the Company's exploration camp and demonstration housing units located in Tambogrande was extensively damaged during a protest march, instigated by a small group of politically motivated persons. The damage was estimated at $1,003,000 of which the Company obtained $680,000 in an insurance settlement. All technical data was duplicated off site as a normal precaution and, therefore, there was no loss of continuity for completion of the TG-1 feasibility study and environmental impact assessment. Although drill core was lost, it was fully logged and photographed, and samples are retained off site. Work continues on the Project and the Company expects to be able to complete its environmental permitting commitments within the time frame accorded under the option agreement.

DEVELOPMENT ACTIVITIES

The granting of a Supreme Decree by the Government of Peru in May 1999 allowed the Company to proceed with the exploration and development of the Tambogrande Project. The Company and Centromin Peru have signed an option agreement, which will govern the ownership, exploration and development of the Tambogrande Concessions, and includes the following key provisions:

Centromin Peru granted the Company a three-year period to complete a feasibility study and financing plan, and the option to elect to proceed with the development of the concessions.

On April 11, 2001 the Government of Peru granted the Company a one-year extension to the option agreement with Centromin Peru on the Tambogrande Concessions. The new term of the agreement extended the time for completing the commitments under the option agreement to May 2003, from May 2002.

Subsequently, on April 9, 2003, as the EIA is currently under review by the Peruvian Ministry of Energy and Mines, Centromin granted a further one year extension for the exercise of the option until May 31, 2004. The extension asks the Company to meet the pre-qualifications of the option agreement by December 1, 2003.

The Company has agreed that the mining methods to be used will not physically affect the town of Tambogrande, nor cause damage to its population. In addition, the tailings should be located in areas that will not affect the surrounding agricultural areas.

The Company is required to meet two qualifying conditions prior to exercising the option: the Company must operate a mine that has an average treatment capacity of 10,000 tonnes per day, and it must have net assets of at least $100 million. The Company may qualify directly or through a company that may own, directly or indirectly, a 25% interest in the Company or any subsidiary of the Company.

In the event that the option is exercised, the Company and Centromin Peru will incorporate a mining company, Empresa Minera Tambo Grande S.A. ("EMTG"), which will be owned 75% by the Company and 25% by Centromin Peru. EMTG will acquire 100% of the Tambogrande Concessions and will develop and operate the project.

The Company will commit to developing the mine within four years of exercising the option. In the event that the mine is developed within the four-year period for less than the committed amount, as specified in the agreement, no penalty will be payable. In the event that the mine is not developed within the four years, Manhattan will pay a penalty of 30% of the difference between the amount committed and any lesser amount actually spent on the development of the mining project during that period.

The Company will arrange the debt financing required by EMTG for the development of the project, including Centromin Peru's share, and will contribute the entire equity financing required by EMTG.

Centromin Peru will retain a copper-price-based sliding scale NSR royalty interest in the project ranging from zero at $0.60 per lb. to 5% at $1.20 per lb.

The Tambogrande Project is in the environmental permitting stage. In addition, Manhattan has conducted limited exploration drilling on its other Peruvian concessions, the Lancones and Papayo Joint Venture concessions, successfully identifying geologic targets for potential future mine development. These concessions are programmed for future exploration drilling.

OUTLOOK FOR 2003

Manhattan's lead consultant, Klohn Crippen, has completed the EIA. The EIA was submitted to the government of Peru in December 2002 and is currently going through the EIA review process which is governed by Ministerial resolutions. Public audiences for the review and approval of the EIA will commence in 2003. The Company has and will continue to engage the Tambogrande community to obtain a broad based social consensus in support of the development of the Project. Manhattan has publicly stated that the company will not develop the TG-1 project without a social consensus. Manhattan is continuing its support of the formal process of dialogue chaired by the Peruvian Ombudsman's office that includes representatives of the central and local governments, community and business leaders and other stakeholders. Manhattan is developing alliances with highly credible international organizations with particular expertise in social issues to ensure a knowledgeable and experienced Project team and to increase the level of international transparency.

The Company's business goals are to meet all of the requirements of the option agreement with the government of Peru on the Tambogrande concessions during 2003, to obtain a social consensus in favour of the project, and to engage in exploration on its existing land concessions. Upon conclusion of these first two goals, the Company plans to have in place sufficient project development finance and/or a joint venture partner to ensure capital adequacy for mine development. It is anticipated from the final draft feasibility study, that upon exercise of the option agreement, the Company will require at least 12 months of time to complete the neighbourhood resettlement, and an additional 18 months for mine construction prior to production and revenue generation. Risks include but are not limited to, the process of social consensus in favour of mine development, access to capital markets, and commodity price fluctuations.

On May 16, 2003, the Company closed a private placement financing with net proceeds of $2,896,000. The Company believes it has sufficient capital to meet its business objectives during 2003. The company will monitor its financial position during 2003 in consideration of its plans to complete the environmental permitting process on the Tambogrande Project. The operating cost reduction program instituted in 2001 will continue through 2003. The Company intends to continue to access the capital markets and/or may seek a strategic partner for the possible joint venturing of mineral concessions to fund ongoing operations. There is no assurance that additional financing will be available on terms acceptable to Manhattan or at all.

The Company will continue to investigate potential exploration and co-development joint venture partners from the mining industry, and the company intends to engage in exploration activities on its land concessions in Peru assuming that it is able to obtain partial or full funding for such exploration activities through the capital markets.

AUDITORS' REPORT

To the Shareholders of Manhattan Minerals Corp.

We have audited the consolidated balance sheets of Manhattan Minerals Corp. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been consistently applied.

Chartered Accountants
Vancouver, B.C., Canada
March 3, 2003 (except for note 14, which is as at May 16, 2003)

CONSOLIDATED BALANCE SHEETS	December 31, 2002 & 2001 (thousands of U.S. dollars)

ASSETS	2002	2001
	$	$
Current Assets
Cash and cash equivalents	71	2,079
Accounts receivable	32	694
Prepaid expenses and deposits	128	170

	231	2,943

Exploration and project expenditures (notes 2 and 4)	61,979	58,493
Property, plant and equipment (note 5)	16	1

	62,226	61,437
LIABILITIES

Current liabilities

Accounts payable and accrued liabilities (note 6)	1,266	1,374
Convertible promissory notes (note 7)	363	-
Severance costs	28	212

	1,657	1,586
SHAREHOLDERS' EQUITY

Capital stock (note 9)	103,696	99,773
Special warrants	-	3,010
Equity component of convertible promissory notes (note 7)	235	-
Warrants (note 7)	957	-
Deficit	(44,319)	(42,932)

	60,569	59,851

	62,226	61,437
Measurement uncertainty (note 1)
Subsequent events (notes 4 and 14)

Approved by the Board of Directors ______________________ Lawrence M.Glaser Director	____________________ Craig A. Roberts Director

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS & DEFICIT	December 31, 2002 & 2001 & 2000 (expressed in thousands of U.S. dollars except share and per share amounts)

EXPENSES	2002	2001	2000
	$	$	$

Corporate general and administrative	1,357	1,387	1,535
Severance costs (note 6)	53	773	-
(Recovery) writedown of Tambogrande project (note 2)	(48)	371	-

	1,362	2,531	1,535
OTHER INCOME (expenses)

Foreign exchange	12	(121)	(322)
Interest income	14	93	422
Financing (note 7)	(51)	-	-

	(25)	(28)	100

Loss before discontinued operations	1,387	2,559	1,435
Loss from discontinued operations (note 8)	-	-	3,295

Loss for the year	1,387	2,559	4,730
Deficit - Beginning of year	42,932	40,373	35,643

Deficit - End of year	44,319	42,932	40,373

Basic and diluted loss per common share
before discontinued operations	0.03	0.06	0.04
Basic and diluted loss per common share
after discontinued operations	0.03	0.06	0.13
Weighted average number of common shares outstanding	46,098,219	39,527,472	36,839,372

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS	December 31, 2002 & 2001 & 2000 (thousands of U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES	2002	2001	2000
	$	$	$

Loss for the year	(1,387)	(2,559)	(4,730)
Writedown of Tambogrande project	-	371	-
Amortization	22	58	76
Foreign exchange (gain) loss	(14)	134	372
Financing (note 7)	51	-	-
Compensation and consulting fees	343	142	-
Discontinued operations	-	-	1,356
Net changes in non-cash working capital (note 12)	366	284	(228)
Severance costs	(184)	212	-

	(803)	(1,358)	(3,154)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from exercise of options	16	-	472
Proceeds from exercise of warrants	334	-	-
Special warrant net proceeds	-	3,355	10,409
Share issue costs	-	(345)	(623)
Convertible debt and warrants	1,504	-	-

	1,854	3,010	10,258

CASH FLOWS FROM INVESTING ACTIVITIES

Exploration and project expenditures	(3,454)	(4,073)	(16,429)
Insurance proceeds	418	214	-
Other property, plant and equipment	(37)	(3)	(16)

	(3,073)	(3,862)	(16,445)

Foreign exchange gain (loss) on cash
held in foreign currency	14	(134)	(372)

Net cash and cash equivalents used during the year	(2,008)	(2,344)	(9,713)
Cash and cash equivalents - Beginning of year	2,079	4,423	14,136

Cash and cash equivalents - End of year	71	2,079	4,423

Supplemental cash flow information (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	December 31, 2002 & 2001 & 2000 (thousands of U.S. dollars)

1 NATURE OF OPERATIONS

Manhattan Minerals Corp.'s (Manhattan or the Company) primary activity is the exploration of precious and base metal mineral properties in Peru. The Company intends to bring its properties to production, structure joint ventures with others, option or lease properties to third parties, or sell them outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable. As a result the Company is considered to be an exploration stage company. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as exploration and project expenditures represent costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values (see note 4).

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to realize its assets or discharge its obligations in anything other than the ordinary course of operations. The Company periodically seeks financing to continue the exploration and development of its mineral properties. Although the Company has been successful in raising funds to date, there can be no assurances that additional funding will be available in the future.

In 2000, the Company placed all of its Mexican subsidiaries for disposal, and reported those business segments as discontinued operations (see note 8).

Measurement uncertainty

The Company has invested a total of $59,893,000 in its Tambogrande and Papayo property interests. In order to maintain those property interests in good standing, the Company is required to meet certain financial and non-financial obligations (see note 4) by the following dates:

- Tambogrande concessions - qualifying conditions - December 1, 2003; decision to exercise option agreement May 31, 2004

- Papayo concessions - January 15, 2004

In the event that the Company does not fulfill its financial and non-financial obligations by the due dates, the Company's property interests may be deemed impaired, necessitating a writedown of up to $59,893,000, which amount would be charged to the statement of operations.

2 TAMBOGRANDE PROJECT

In April 2002, Manhattan received the final insurance proceeds in settlement of its claim for the Company's exploration camp and demonstration housing units that were extensively damaged in February 2001 during a protest march instigated by a small group of politically motivated persons.

The total settlement, net of expenses, of $680,000, was $48,000 more than the amount previously anticipated and recorded of $632,000 at December 31, 2001 which was recorded as a gain in 2002. In 2001, the Company wrote down the value of the Tambogrande project by $1,003,000 and recorded the preliminary settlement proposal of $632,000. The resulting net charge of $371,000 was reflected as a writedown of the Tambogrande project to the statement of operations.

Work has advanced significantly on the Tambogrande project since the incident. In December 2002, the Environmental Impact Assessment (EIA) was officially presented to the Peruvian government and the final draft of the feasibility study was completed. Manhattan is currently evaluating the re-establishment of a field office in Tambogrande to facilitate community interaction during the EIA public presentation and review process.

3 SIGNIFICANT ACCOUNTING POLICIES

Accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Differences with respect to accounting principles generally accepted in the United States are disclosed in note 13.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The principal subsidiaries of the Company are Compania Minera Manhattan S.A. and Manhattan Sechura Compania Minera S.A.

Translation of foreign currency

The Company's subsidiaries are integrated foreign operations. Currency transactions and balances are translated into the reporting currency as follows:

a) Monetary items are translated at the rates prevailing at the balance sheet date;
b) Non-monetary items are translated at historical rates;
c) Revenues and expenses are translated at the average rates in effect during applicable accounting periods except amortization which is translated at historical rates;
d) Gains and losses on foreign currency translation which are reflected in operations.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and revenues and expenses for the periods reported. Actual results may differ from those estimates.

Exploration and development properties

Exploration and development properties are recorded at cost, which includes acquisition, exploration and development costs, financing charges, interest, and attributed direct general and administrative support costs. Properties determined to be impaired, sold, abandoned or assessed not to contain economic reserves, are written down. Carrying values do not necessarily reflect present or future values. The recoverability of those carrying values is dependent upon the Company obtaining financing for exploration and development, establishing mineral reserves, and implementing profitable operations.

Property, plant and equipment

Property, plant and equipment comprise vehicles, computer equipment, office furniture, and communication equipment. Amortization is provided on a straight-line basis at a rate of 20% over the estimated useful lives of the assets.

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Diluted loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period and that the Company will use any proceeds to purchase its common shares at their average market price during the period.

Income taxes

The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term deposits with a maturity date of 90 days or less from the date of acquisition.

Convertible debt instruments

The equity and liability components of convertible debt instruments are presented separately in accordance with their substance. The liability component is accented to the amount payable at maturity by way of a charge to earnings using the interest method. Detachable warrants issued in conjunction with convertible debt instruments are recorded at fair value using the Black-Scholes option pricing model, and classified as a separate component of shareholders' equity.

Stock-based compensation

Effective January 1, 2002, the Company adopted the requirements of the new Canadian Institute of Chartered Accountants standard concerning the accounting for stock-based compensation. The Company elected not to adopt the fair value method of accounting for stock options. No compensation expense is recognized if the exercise price of the stock options at date of grant is equal to market value. Grants of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting. Consideration paid for shares on exercise of share options is credited to capital stock.

4 EXPLORATION AND PROJECT EXPENDITURES

Project costs at December 31, 2002 and 2001 are summarized in the following table:
	2002	2001
Tambogrande project	$	$

Tambogrande concessions	57,269	53,865
Lancones concessions	2,086	2,034
Papayo concessions	2,624	2,594

	61,979	58,493

Tambogrande project

Tambogrande concessions

The Tambogrande concessions comprise ten mining concessions aggregating 100 square kilometres located in the Province of Piura, in northern Peru. The concessions are registered in the name of Empresa Minera del Centro del Peru S.A. (Centromin Peru - formerly Minero Peru), which is owned 100% by the Government of Peru.

The Company and Centromin Peru signed an agreement granting the Company a three-year period to complete a feasibility study and financing plan, with an option to elect to proceed with the development of the concessions. The Company is required to meet certain qualifying conditions (the qualifying conditions) prior to exercising the option: the Company must deliver an EIA, a feasibility study and finance plan, operate a mine that has an average treatment capacity of 10,000 tonnes per day, and it must have net assets of at least $100 million. The Company may qualify directly or through a company that may own, directly or indirectly, a 25% interest in the Company or any subsidiary of the Company.

In the event that the option is exercised, the Company and Centromin Peru will incorporate a mining company, Empresa Minera Tambo Grande S.A. (EMTG), which will be owned 75% by the Company and 25% by Centromin Peru. EMTG will acquire 100% of the Tambogrande concessions and will develop and operate the project. The Company will arrange the debt financing required by EMTG for the development of the project, including Centromin Peru's share, and will contribute the entire equity financing required by EMTG.

The Company has agreed that the mining methods to be used will not physically affect the town of Tambogrande, nor cause damage to its population. In addition, the tailings should be located in areas that will not affect the surrounding agricultural areas.

The Company will commit to developing the mine within four years of exercising the option. In the event that the mine is developed within the four-year period for less than the committed amount (as specified in the agreement), no penalty will be payable. In the event that the mine is not developed within four years, Manhattan will pay a penalty of 30% of the difference between the amount committed and any lesser amount actually spent on the development of the mining project during that period.

Centromin Peru will retain a copper-price-based sliding scale net smelter royalty interest in the project ranging from zero at $0.60 per pound to 5% at $1.20 per pound.

On April 11, 2001, the term of the option agreement between the Company and Centromin Peru was extended for a period of one year to May 31, 2003. On April 9, 2003, as the EIA is currently under review by the Peruvian Ministry of Energy and Mines, Centromin Peru granted a further one year extension for the exercise of the option until May 31, 2004. Under the terms of the extension, the qualifying conditions must be met by December 1, 2003. Other terms of the option agreement remain unchanged.

Lancones concessions

The property was acquired through staking and surrounds the Tambogrande concessions.

Papayo concessions

The Company has been granted an option by Buena Ventura's wholly owned Peruvian subsidiary Compania de Exploraciones, Desarrollo e Inversiones Mineras S.A. (Cedimin) to acquire an interest in Cedimin's Papayo property. The property comprises seven concessions aggregating 3,200 hectares and lies contiguously to the south of the Tambogrande concessions. In June 2001, Cedimin granted a 15-month extension to Manhattan's option agreement. The new term extends the time period for exercising the option to January 15, 2004. The Company can earn a 51% interest in the property by spending $4,950,000 in exploration expenditures and making a one-time $50,000 payment to exercise the option which expires on January 15, 2004. In addition, it must make payments aggregating $300,000 to Cedimin ($250,000 paid), subject to payment in full prior to the exercise of the option. If Cedimin elects not to proceed, the Company may earn a further 29% of the property by funding Cedimin's 49% cost share of the next $10,000,000 property expenditures. Subsequently, it may acquire the remaining balance of 20% for a consideration of $5,000,000.

5 PROPERTY, PLANT AND EQUIPMENT

Included in corporate general and administration costs is amortization of $22,000 (2001 - $58,000; 2000 -$76,000).
	2002	2001
	$	$

Cost	491	454
Accumulated amortization	(475)	(453)

	16	1

6 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised as follows:
	2002	2001
	$	$

Due to vendors	443	459
Severance costs (current portion)	417	378
Legal fees related to disposition of Mexican operations	235	235
Mineral property concession payments	171	302

	1,266	1,374

7 CONVERTIBLE PROMISSORY NOTES

In October 2002, the Company issued 2,364 units, each unit comprising one CA$1,000 convertible promissory note and 1,960 share purchase warrants, for total gross proceeds of $1,504,000 (CA$2,364,000). The promissory notes mature 3 years from the issue date, are non-interest bearing and non-transferable. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of CA$0.51 up to October 16, 2005. The Company may elect to redeem the notes during the first 90-day period for the principal amount plus redemption premium of 7.5% of the principal amount. The notes are not convertible by the holder during the first 90-day period. Subsequent to the initial 90-day period, the Company may redeem the notes by repaying the principal amount plus a redemption premium of 10% if redeemed by October 16, 2003; 15% if redeemed by October 16, 2004 and 20% if redeemed by October 16, 2005.

At any time after the initial 90-day period, the holder may convert the notes into common shares of the Company at a price which is the greater of CA$0.40 or the current market price of the common shares less the maximum allowable discount permitted by the Toronto Stock Exchange at the conversion date. The principal amount of the notes is collateralized by a first security interest against certain of the Company's exploration assets in Peru. In accordance with Canadian generally accepted accounting principles, the convertible notes have been split between their liability and equity components. In addition, a portion of the proceeds from the units has been allocated to the fair value of the share purchase warrants granted. The amount allocated to the warrants was measured using the Black-Scholes option pricing model, and was based on a risk free interest rate of 4%, an expected life of 3 years, an expected volatility of 100%, and a dividend yield rate of nil.

During the year ended December 31, 2002, an accretion charge of $51,000 was charged to operations and is recorded as a financing expense.

8 DISCONTINUED OPERATIONS

Effective December 31, 2000, Manhattan adopted a plan to dispose of all its Mexican subsidiaries. As a result of this plan of disposal, the results of operations for the Mexican operations were reported as discontinued operations.

On March 12, 2001, the Company sold its Mexican operations to a group of Mexican investors. The sale transferred all Mexican assets and liabilities of Manhattan, including any liabilities associated with existing lawsuits, to the Mexican investors. Proceeds from the sale included a nominal payment and a sliding scale royalty from any future production from the Moris Mine. The investors have the right to buy back the royalty from Manhattan at any time for a price of $50,000.

Included in the 2000 loss from discontinued operations is the loss from Mexican operations of $2,248,000. For 2000, an additional provision for loss on disposal of discontinued operations of $1,047,000 was recorded for a total 2000 loss from discontinued operations of $3,295,000.

9 CAPITAL STOCK

Authorized: 500,000,000 common shares without par value

Issued	2002		2001		2000

	Number	Amount	Number	Amount	Number	Amount
	of shares	$	of shares	$	of shares	$

Balance - Beginning of year	39,721,508	99,773	39,452,349	99,631	34,386,343	89,373
Exercise of special warrants	5,845,000	3,355	-	-	4,704,917	10,409
Exercise of warrants	780,900	334	-	-	-	-
Commissions and finder's fees	-	-	75,000	74	124,089	275
Compensation shares	1,422,172	563	194,159	68	-	-
Exercise of options	30,000	16	-	-	237,000	472
Share issue costs	-	(345)	-	-	-	(898)

Balance - End of year	47,799,580	103,696	39,721,508	99,773	39,452,349	99,631

On January 11, 2002, the Company qualified a prospectus for the issue of 5,845,000 special warrants at CA$0.90 per special warrant for gross proceeds of $3,355,000 (CA$5,260,500). Each special warrant was exercised, at no extra cost, into one unit comprising one common share and one half of one common share purchase warrant. Each common share purchase warrant is exercisable into one common share at a cost of CA$1.25 per share until September 18, 2002 or at a price of CA$1.50 after September 18, 2002 until September 18, 2003. In addition, the Company granted the Agents compensation consisting of special warrants entitling the Agents to acquire, without payment of any additional consideration, 350,700 common share purchase warrants entitling the Agents to subscribe for and purchase 350,700 common shares at a price of CA$0.90 per common share on or before September 18, 2003. In connection with the offering, agents commissions and other share issue costs totalled $345,000. During 2002, the 2,922,500 warrants were repriced from CA$1.25 to CA$0.67 if exercised before September 18, 2002 and from CA$1.50 to CA$1.00 if exercised after September 18, 2002 and before September 18, 2003.

On July 11, 2000, the Company closed a special warrant private placement of 4,704,917 special warrants at a price of CA$3.25 per special warrant for gross proceeds of $10,409,000 (CA$15,290,980). The Company paid commissions of 124,089 special warrants at a deemed price of CA$3.25 per warrant. Each special warrant was exercisable, at no additional cost, for one common share.

Share option plan

The Company has established a share option plan whereby the board of directors may from time to time grant options to individual eligible directors, officers, employees or consultants. The aggregate number of shares to be reserved under the plan is 5,929,000 shares. The maximum term of any option will be five years. The exercise price of an option is not less than the closing price on the TSE on the last trading day preceding the grant date.

Share compensation plan

On October 24, 2001, the Company adopted a share compensation plan to allow the Company to issue up to an aggregate of 2,000,000 common shares to certain executive officers, employees and/or directors, from time to time, in lieu of cash salary and bonus payments. An aggregate of 1,616,331 shares have been issued under the plan.

Stock-based compensation

The Company follows the intrinsic value method of accounting for the granting of stock options. Under this method, no compensation expense is recognized if the exercise price of the stock options is at market value at date of grant to employees and directors. Grants of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting.

An aggregate of 1,640,000 stock options were granted during 2002 to employees and consultants of the Company. Had the fair value method of accounting been followed for stock options granted to employees and directors at prices of between CA$0.47 and CA$1.15, a compensation expense of $314,000 would have been recognized in operations. Pro forma loss and loss per share information as determined under the fair value method is detailed below:

2002
$
Loss for the year
As reported	1,387
Pro forma	1,701

Basic and diluted loss per share
As reported	(0.03)
Pro forma	(0.04)

The fair values of these options were estimated at the grant date using the Black-Scholes option pricing model. Fair value estimates ranged from $0.36 - $0.88 per option, based on a risk free interest rate of 4%, expected life of 5 years, an expected volatility of 100%, and a dividend yield rate of nil.

Outstanding options

Common shares under option are as follows:

	Number	Exercise	Weighted	Expiry
	of options	price CA$	average	date
			exercise
			price CA$

Balance - December 31, 1999	2,307,000	2.35 - 6.80	3.22	2000 - 2004
Granted	970,000	2.41 - 3.80	3.46	2000 - 2005
Exercised	(237,000)	2.75 - 3.34	2.91	2000 - 2004
Cancelled	(47,500)	3.34 - 3.80	3.71	2000 - 2001

Balance - December 31, 2000	2,992,500	2.35 - 6.80	3.32	2001 - 2005
Granted	1,270,000	0.71 - 1.90	0.99	2006
Exercised	-	-	-	-
Cancelled	(772,500)	0.91 - 6.80	3.32	2001 - 2006

Balance - December 31, 2001	3,490,000	0.71 - 4.92	2.46	2002 - 2006
Granted	1,640,000	0.47 - 1.15	1.00	2007
Exercised	(30,000)	0.80	0.80	2002
Cancelled	(1,961,667)	0.91 - 4.92	2.75	2002 - 2007

Balance - December 31, 2002	3,138,333

Options outstanding and exercisable at December 31, 2002:

Range of exercise prices CA$	Number of options	Weighted average expiry date years	Weighted average exercise price CA$	Number exercisable at December 31,2002	Weighted average exercise price CA$

0.47 - 0.91	1,225,000	3.1	0.80	1,150,000	0.82
1.00 - 1.90	1,133,333	3.7	1.13	369,166	1.21
2.45 - 2.95	400,000	0.5	2.69	400,000	2.69
3.65	280,000	1.0	3.65	280,000	3.65
4.70	100,000	0.8	4.70	100,000	4.70

	3,138,333	2.7	1.54	2,299,166	1.72

Options outstanding and exercisable at December 31, 2001:

		Options outstanding		Options exercisable

Range of exercise prices CA$	Number of options	Weighted average expiry date years	Weighted average exercise price CA$	Number exercisable at December 31, 2001	Weighted average exercise price CA$

0.71 - 0.91	1,042,500	4.3	0.89	565,000	0.89
1.06 - 1.90	100,000	3.4	1.73	50,000	1.73
2.45 - 2.99	1,325,000	0.8	2.66	1,325,000	2.66
3.14 - 3.65	692,500	1.7	3.51	692,500	3.51
4.60 - 4.92	330,000	1.1	4.75	330,000	4.75

	3,490,000	2.2	2.46	2,962,500	2.74

Options outstanding and exercisable at December 31, 2000:

Range of exercise prices CA$	Number of options	Weighted average expiry date years	Weighted average exercise price CA$

2.35 - 2.99	1,565,000	2.6	2.65
3.14 - 3.95	887,500	4.4	3.39
4.25 - 4.92	490,000	3.7	4.74
6.80	50,000	0.8	6.80

	2,992,500	3.3	3.32

10 INCOME TAXES

a) The income taxes shown in operations differ from the amounts obtained by applying statutory rates due to the following:

	2002	2001	2000

Statutory tax rate	39.62%	44.62%	45.62%
	$	$	$

Loss for the year	1,387	2,559	4,730

Tax recovery	550	1,142	2,158
Losses for which an income tax benefit has not
been recognized	(550)	(1,142)	(2,158)

	-	-	-

b) The Company has capital losses of approximately $27,889,000 with no expiry and non-capital losses of approximately $12,428,000, which will expire as follows:

Expiry date	$

2003	663
2004	1,061
2005	1,725
2006	2,096
2007	2,222
2008 and thereafter	4,661

12,428

c) No future income tax asset has been recognized in respect of the above and other amounts. Significant components of the Company's future income tax asset at December 31, 2002 are as follows:

	2002	2001
	$	$

Tax losses	9,754	9,473
Tax value of capital assets in excess of accounting values	410	431
Other deductible temporary differences	179	656

Total future income tax assets	10,343	10,560
Valuation allowance	(10,343)	(10,560)

Net future income tax assets	-	-

11 SEGMENTED FINANCIAL INFORMATION

As at December 31, 2002, the Company operates in one segment, the exploration of the base and precious metals Tambogrande project in Peru. Other reconciling adjustments comprise general and administrative costs, financing expenses, foreign exchange, interest income, assets, capital expenditures, and amortization reported by the Canadian head office.

	Tambogrande	Discontinued	Other	Total
	project in	operations	reconciling
	Peru		adjustments
	$	$	$	$

December 31, 2002
(Gain) loss for the year	(48)	-	1,435	1,387
Total assets	62,049	-	177	62,226
Capital expenditures	3,454	-	37	3,491
Amortization	-	-	22	22

December 31, 2001
Loss for the year	371	-	2,188	2,559
Total assets	59,019	-	2,418	61,437
Capital expenditures	4,073	-	3	4,076
Amortization	-	-	58	58

December 31, 2000
Gold revenue	-	12	-	12
Loss for the year	-	3,295	1,435	4,730
Total assets	55,802	1,909	4,602	62,313
Capital expenditures	16,429	-	16	16,445
Amortization	-	18	76	94

12 SUPPLEMENTAL CASH FLOW INFORMATION	2002	2001	2000
	$	$	$
Net changes in non-cash working capital
Decrease in operating assets

Accounts receivable	244	2	130
Prepaid expenses and deposits	141	1	67
Increase (decrease) in operating liabilities

Accounts payable and accrued liabilities	(19)	281	(425)

	366	284	(228)

Significant non-cash operating, financing
and investing activities
	2002	2001	2000

Common shares issued to underwriter and finder	-	-	275
Common shares issued for project expenditures	121	-	-
Commission and finder's fee	-	-	(275)
Common shares issued for consulting fees	92	74	-
Common shares issued for compensation	350	68	-
Accretion charge on convertible debt	51	-	-
Common shares issued for special warrants	3,010	-	-

	2002	2001	2000
Cash and cash equivalents are comprised of the following:	$	$	$

Cash	71	1,177	250
Short-term deposits	-	902	4,173

	71	2,079	4,423

13 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from accounting principles generally accepted in the United States (U.S. GAAP).

Had the Company prepared the consolidated financial statements in accordance with U.S. GAAP, certain items on the consolidated balance sheets, statements of operations and deficit, and statements of cash flows would have been reported as follows:

Consolidated Balance Sheets		2002		2001
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	$	$	$	$
Assets
Current assets	231	231	2,943	2,943
Exploration and development
properties (a)(b)	61,979	-	58,493	-
Property, plant and equipment	16	16	1	1

	62,226	247	61,437	2,944
Liabilities
Current liabilities	1,266	1,266	1,374	1,374
Long-term liabilities	391	241	212	212

Shareholders' Equity
Share capital and special warrants	103,696	103,835	102,783	102,922
Equity component of
convertible debt (b)	235	-	-	-
Beneficial conversion feature (b)	-	376	-	-
Warrants (b)	957	957	-	-
Deficit (a)(b)	(44,319)	(106,428)	(42,932)	(101,564)

	60,569	(1,260)	59,851	1,358

	62,226	247	61,437	2,944

Consolidated Statements of Operations and Deficit	2002	2001	2000
	$	$	$

Loss for the year under Canadian GAAP	(1,387)	(2,559)	(4,730)
Mineral property, exploration and
development expenditures (a)(b)	(3,486)	(3,017)	(16,207)
Finance expense (b)	9	-	-

Loss for the year under U.S. GAAP	(4,864)	(5,576)	(20,937)

Basic and diluted loss per share after discontinued
operations under Canadian GAAP (c)	0.03	(0.06)	(0.13)
Basic and diluted loss per share under Canadian
and U.S. GAAP - discontinued operations (c)	-	-	(0.09)
Basic and diluted loss per share under U.S. GAAP (d)	0.11	(0.14)	(0.57)

Consolidated Statements of Cash Flows	2002	2001	2000
	$	$	$
Operating activities
Under Canadian GAAP	(803)	(1,358)	(3,154)
Exploration and development expenditures (a)(b)	(3,454)	(4,073)	(16,429)

Cash used for operating activities under U.S. GAAP	(4,257)	(5,431)	(19,583)

Financing activities
Under Canadian and U.S. GAAP	1,854	3,010	10,258

Investing activities
Under Canadian GAAP	(3,073)	(3,862)	(16,445)
Exploration and development expenditures (a)(b)	3,454	4,073	16,429

Cash provided by (used for) investing activities
under U.S. GAAP	381	211	(16)

a)	Under Canadian GAAP, mineral exploration and development expenditures are recorded at cost. Properties considered to be impaired, sold, abandoned or assessed not to contain economic reserves are written down. Under U.S. GAAP, all exploration costs are expensed as incurred until the Company has established economically recoverable reserves.

b)	Under Canadian GAAP, the liability and equity components of convertible debt instruments are determined and shown separately. Under U.S. GAAP, convertible debt instruments are classified as debt with a portion of the proceeds allocated to equity to the extent that the conversion price of the debt at the grant date is less than the market price of the common shares at that date. The value attributed to equity accretion under U.S. GAAP is recorded by way of a charge to earnings using the interest method. Accretion charges are expensed in the statement of operations and deficit.

Recent accounting pronouncements

a)           Asset Retirement Obligations

The FASB has issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

The CICA has approved, subject to written ballot, a new Handbook section, "Asset Retirement Obligations," to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061, "Property, Plant and Equipment." The standard, which is similar to SFAS 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding amount is added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The effect of adopting this standard, on January 1, 2004, has not yet been determined.

b)          Impairment of Long-Lived Assets

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, "Impairment of Long-Lived Assets." This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

c)           Hedging Transactions

The CICA has issued Accounting Guideline 13, "Hedging Relationships," (AcG 13) which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. In December 2002, the CICA approved, subject to written ballot, certain amendments to AcG 13. These amendments are expected to be finalized in the first half of 2003. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The effect of adopting this guideline has not yet been determined.

d)          Accounting for Costs Associated with Exit or Disposal Activities

The FASB has issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

14 SUBSEQUENT EVENTS

On May 16, 2003, the Company issued 6,130,814 units, each unit comprised of one common share and one-half of one common share purchase warrant for net proceeds of $2,896,000. Each whole share purchase warrant entitles the holder to acquire one common share at a price of $0.75 per share up to May 16, 2004 and thereafter at a price of $0.85 to May 16, 2005. In connection with the financing, the Company paid a cash commission of 7% of the gross financing proceeds and issued 401,464 broker warrants, each broker warrant entitling the holder to purchase one common share at a price of CA$0.70 per share until May 16, 2005.

E-MAIL: info@manhattan-min.com OR VISIT OUR WEBSITE AT: www.manhattan-min.com	CONTACT US AT INVESTOR RELATIONS Toll Free USA and Canada: 1 800 810 7111